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SEC FILE NUMBER 1-6089
CUSIP NUMBER 093671105
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: October 31, 2007

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
H & R Block, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
One H & R Block Way

Address of Principal Executive Office (Street and Number)
Kansas City, Missouri 64105

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On October 15, 2007, Registrant engaged Deloitt & Touche LLP (“D&T”) as its independent registered public accounting firm for the fiscal year ending April 30, 2008. In light of engaging D&T at such a late stage during the fiscal quarter ending October 31, 2007 and the time required for D&T to complete its transition work, D&T and the Company were not able to complete the transition work prior to the initial 40-day required filing period. Registrant expects to be able to file its Form 10-Q no later than December 14, 2007.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Jeffrey E. Nachbor	816	854-6200

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐  No      ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ No      ☑ Yes
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Registrant expects to report a net loss for the second quarter of fiscal year 2008 of $502.3 million or $1.55 cents per basic and diluted share, compared with a loss of $156.5 million, or 49 cents per share, for the second quarter of fiscal year 2007. Of the total loss, $366.2 million, or $1.13 per share, resulted from discontinued operations compared to a loss of $35.5 million or 11 cents per share, in last year’s comparable period. Continuing operations posted a net loss of $136.1 million, or 42 cents per share for the fiscal 2008 second quarter versus a loss of $121.0 million, or 38 cents per share in the year ago quarter. The 2008 second quarter pretax loss from discontinued operations was $551.2 million, comprised of (i) $367 of operating losses (including $314 million net loss on sales of mortgage assets), (ii) a $123 million impairment charge to adjust the remaining mortgage origination and servicing assets to their estimated fair value, less costs to sell, and (iii) $61 million in costs related to restructuring Option One Mortgage Corporation’s loan origination activities and a write down of fixed assets.

H & R Block, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 10, 2007	By	/s/ Jeffrey E. Nachbor
Jeffrey E. Nachbor
Senior Vice President and Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Created by 10KWizard	www.10KWizard.comSource: H&R BLOCK INC, NT 10-Q, March 13, 2007